Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Third Quarter 2010 Financial Results

SHANGHAI, China, November 9, 2010 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the third quarter of 2010 ended September 30, 2010.

Third Quarter 2010 Financial Highlights:
– Total revenues increased 23.7% over Q3 2009 to RMB271.6 million (US$40.6 million), exceeding the Company’s guidance range of RMB255 million to RMB265 million
– Online recruitment services revenues increased 58.4% over Q3 2009 to RMB142.7 million (US$21.3 million)
– Gross margin expanded to 68.4% compared with 62.4% in Q3 2009
– Operating income increased 72.0% to RMB68.9 million (US$10.3 million) compared with RMB40.1 million in Q3 2009
– Fully diluted earnings per common share were RMB1.10 (US$0.33 per ADS)
– Excluding share-based compensation expense and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB1.26 (US$0.38 per ADS), exceeding the Company’s guidance range of RMB0.95 to RMB1.05
– Cash and short-term investments increased to RMB1,512.6 million (US$226.1 million) as of September 30, 2010

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Through the successful execution of our growth initiatives, we achieved record revenues and profits in the third quarter. In our online business, we continued to aggressively acquire new corporate customers, expand our geographic sales coverage and introduce product innovations. We also saw solid progress in the development of our other HR services area led by increasing customer adoption of our outsourcing services. With this robust business momentum on our side, we remain focused on taking actions to extend our market leadership position, investing for our long-term growth and creating value for our shareholders.”

Third Quarter 2010 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2010 were RMB271.6 million (US$40.6 million), an increase of 23.7% from RMB219.6 million for the same quarter in 2009.

Print advertising revenues for the third quarter of 2010 decreased 19.6% to RMB62.0 million (US$9.3 million) compared with RMB77.1 million for the same quarter in 2009. The decline was primarily due to a reduction in the number of cities where 51job Weekly is published, from 22 cities as of September 30, 2009 to 16 cities as of September 30, 2010, which resulted in a 33.3% decrease in the estimated number of print advertising pages generated in the third quarter of 2010 to 2,143 compared with 3,213 pages in the same quarter in 2009. However, although print advertising prices in each city were largely unchanged, overall average revenue per page in the third quarter of 2010 increased 20.5% as compared to the same quarter of the prior year due to an increase in page volume contribution from higher priced cities.

Online recruitment services revenues for the third quarter of 2010 were RMB142.7 million (US$21.3 million), representing a 58.4% increase from RMB90.1 million for the same quarter of the prior year. The increase primarily resulted from a greater number of unique employers using the Company’s online recruitment services. Driven by greater customer usage of online recruitment services and sales expansion into new geographies, unique employers increased 55.9% to 142,098 in the third quarter of 2010 compared with 91,167 in the same quarter of the prior year.

Other human resource related revenues for the third quarter of 2010 increased 27.8% to RMB66.9 million (US$10.0 million) from RMB52.4 million in the same quarter of 2009 primarily due to greater market demand for our business process outsourcing, training and executive search services.

Gross profit for the third quarter of 2010 increased 35.8% to RMB176.1 million (US$26.3 million) from RMB129.7 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, expanded to 68.4% in the third quarter of 2010 compared with 62.4% in the same quarter in 2009 primarily due to greater economies of scale, improved efficiency and a decrease in printing-related expenses.

Operating expenses for the third quarter of 2010 were RMB107.2 million (US$16.0 million) compared with RMB89.6 million for the same quarter of 2009. Sales and marketing expenses for the third quarter of 2010 increased 28.8% to RMB68.5 million (US$10.2 million) from RMB53.2 million for the same quarter of the prior year primarily due to an increase in salaries and commissions resulting from higher sales and headcount additions as well as greater advertising expenses. General and administrative expenses for the third quarter of 2010 increased 6.1% to RMB38.7 million (US$5.8 million) compared with RMB36.5 million in the third quarter of 2009 as a result of higher employee compensation expenses.

Income from operations for the third quarter of 2010 increased 72.0% to RMB68.9 million (US$10.3 million) from RMB40.1 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, increased to 26.8% in the third quarter of 2010 compared with 19.3% in the same quarter of 2009. The reduction in the effective tax rate to 16.1% in the third quarter of 2010 from 30.1% in the third quarter of 2009 was primarily due to the qualification of an operating entity as a High and New Technology Enterprise in December 2009, which became subject to a preferential tax rate of 15%.

Net income for the third quarter of 2010 increased 75.3% to RMB62.9 million (US$9.4 million) from RMB35.9 million for the same quarter in 2009. Fully diluted earnings per common share for the third quarter of 2010 were RMB1.10 (US$0.16) compared with RMB0.65 for the same quarter in 2009. Fully diluted earnings per ADS for the third quarter of 2010 were RMB2.20 (US$0.33) compared with RMB1.29 in the third quarter of 2009.

In the third quarter of 2010, the Company recognized total share-based compensation expense of RMB6.4 million (US$1.0 million) compared with RMB6.5 million in the third quarter of 2009. The Company also recognized a foreign currency translation loss of RMB2.7 million (US$0.4 million) in the third quarter of 2010 compared with RMB86,000 in the third quarter of 2009 due to an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted net income for the third quarter of 2010 increased to RMB72.0 million (US$10.8 million) compared with RMB42.5 million for the third quarter of 2009. Non-GAAP adjusted fully diluted earnings per common share were RMB1.26 (US$0.19) in the third quarter of 2010 compared with RMB0.77 in the third quarter of 2009. Non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2010 were RMB2.52 (US$0.38) compared with RMB1.53 in the third quarter of 2009.

Nine Months 2010 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2010 were RMB788.3 million (US$117.8 million), an increase of 33.3% from RMB591.2 million in the comparable period in 2009. Income from operations for the nine months ended September 30, 2010 increased to RMB194.4 million (US$29.1 million) from RMB78.6 million for the same period last year.

Net income for the nine months of 2010 increased to RMB167.7 million (US$25.1 million) from RMB66.1 million for the same period in 2009. Fully diluted earnings per common share for the nine months of 2010 increased to RMB2.99 (US$0.45) from RMB1.18 in the comparable period in 2009. Fully diluted earnings per ADS for the nine months of 2010 were RMB5.97 (US$0.89) compared with RMB2.37 in the same period in 2009.

Excluding share-based compensation and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted net income for the nine months ended September 30, 2010 increased to RMB190.8 million (US$28.5 million) from RMB87.1 million for the nine months ended September 30, 2009. Non-GAAP adjusted fully diluted earnings per common share were RMB3.40 (US$0.51) in the nine months of 2010 compared with RMB1.56 in the same period in 2009. Non-GAAP adjusted fully diluted earnings per ADS in the nine months of 2010 were RMB6.79 (US$1.01) compared with RMB3.12 in the same period in 2009.

As of September 30, 2010, the Company had cash and short-term investments totaling RMB1,512.6 million (US$226.1 million) compared with RMB1,214.7 million at December 31, 2009. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

For the fourth quarter of 2010, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB275 million to RMB285 million (US$41.1 million to US$42.6 million). Excluding share-based compensation expense and any foreign currency translation loss or gain as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2010 is in the estimated range of RMB1.00 to RMB1.10 per common share (US$0.30 to US$0.33 per ADS). The Company expects aggregate share-based compensation expense in the fourth quarter of 2010 to be in the estimated range of RMB6 million to RMB7 million (US$0.9 million to US$1.0 million).

Other Company News

Under a share repurchase program approved in September 2008, the Company repurchased 5,730 ADSs, representing 11,460 common shares, in the third quarter of 2010 for an aggregate consideration of US$0.1 million, including transaction fees. Since the inception of this share repurchase program, the Company has repurchased a total of 1,013,329 ADSs, representing 2,026,658 common shares, for an aggregate consideration of US$10.9 million.

In September 2010, the Company discontinued print advertising services in Jinan but continues to maintain a sales office in the city. The Company currently operates 16 local editions of 51job Weekly.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.6905 to US$1.00, the noon buying rate on September 30, 2010 in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on November 9, 2010 (9:00 a.m. Shanghai / Hong Kong time zone on November 10, 2010) to discuss its third quarter 2010 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4380851 and the following telephone numbers:

US: +1-877-941-2930

Hong Kong: +852-3009-5027

International: +1-480-629-9726

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and foreign currency translation gain or loss as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss and their related tax impact are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2010, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2010; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2010 or as a result of new information, future events or otherwise.

- Financial tables follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	September 30,	September 30,	September 30,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	77,140	62,017	9,269
Online recruitment services	90,102	142,732	21,334
Other human resource related revenues	52,355	66,896	9,999

Total revenues	219,597	271,645	40,602

Less: Business and related tax	(11,586)	(14,148)	(2,115)

Net revenues	208,011	257,497	38,487

Cost of services (Note 2)	(78,309)	(81,383)	(12,164)

Gross profit	129,702	176,114	26,323

Operating expenses:
Sales and marketing (Note 3)	(53,168)	(68,505)	(10,239)
General and administrative (Note 4)	(36,469)	(38,705)	(5,785)

Total operating expenses	(89,637)	(107,210)	(16,024)

Income from operations	40,065	68,904	10,299
Loss from foreign currency translation	(86)	(2,723)	(407)
Interest and investment income	3,974	4,925	736
Other income	7,436	3,941	589

Income before income tax expense	51,389	75,047	11,217
Income tax expense	(15,475)	(12,103)	(1,809)

Net income	35,914	62,944	9,408

Earnings per share:
Basic	0.65	1.13	0.17
Diluted	0.65	1.10	0.16
Earnings per ADS (Note 5):
Basic	1.30	2.27	0.34
Diluted	1.29	2.20	0.33
Weighted average number of common shares outstanding:
Basic	55,262,260	55,531,881	55,531,881
Diluted	55,482,240	57,120,928	57,120,928

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.6905 on September 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,036 and RMB1,019 (US$152) for the three months ended September 30, 2009 and 2010, respectively.

3.	Includes share-based compensation expense of RMB891 and RMB876 (US$131) for the three months ended September 30, 2009 and 2010, respectively.

4.	Includes share-based compensation expense of RMB4,542 and RMB4,466 (US$668) for the three months ended September 30, 2009 and 2010, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Nine Months Ended
	September 30,	September 30,	September 30,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	214,873	226,126	33,798
Online recruitment services	235,735	387,075	57,855
Other human resource related revenues	140,556	175,091	26,170

Total revenues	591,164	788,292	117,823

Less: Business and related tax	(31,154)	(41,684)	(6,230)

Net revenues	560,010	746,608	111,593

Cost of services (Note 2)	(226,045)	(246,924)	(36,907)

Gross profit	333,965	499,684	74,686

Operating expenses:
Sales and marketing (Note 3)	(151,297)	(193,159)	(28,871)
General and administrative (Note 4)	(104,098)	(112,088)	(16,753)

Total operating expenses	(255,395)	(305,247)	(45,624)

Income from operations	78,570	194,437	29,062
Loss from foreign currency translation	(197)	(3,836)	(573)
Interest and investment income	11,188	13,675	2,044
Other income	8,309	6,637	992

Income before provision for income tax	97,870	210,913	31,525
Income tax expense	(31,739)	(43,199)	(6,457)

Net income	66,131	167,714	25,068

Earnings per share:
Basic	1.19	3.04	0.45
Diluted	1.18	2.99	0.45
Earnings per ADS (Note 5):
Basic	2.37	6.07	0.91
Diluted	2.37	5.97	0.89
Weighted average number of common shares outstanding:
Basic	55,729,039	55,235,509	55,235,509
Diluted	55,847,597	56,165,307	56,165,307

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.6905 on September 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB3,333 and RMB3,083 (US$461) for the nine months ended September 30, 2009 and 2010, respectively.

3.	Includes share-based compensation expense of RMB2,866 and RMB2,650 (US$396) for the nine months ended September 30, 2009 and 2010, respectively.

4.	Includes share-based compensation expense of RMB14,607 and RMB13,508 (US$2,019) for the nine months ended September 30, 2009 and 2010, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30,	September 30,	September 30,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	51,389	75,047	11,217
Add back: Share-based compensation expense	6,469	6,361	951
Add back: Loss from foreign currency translation	86	2,723	407

Non-GAAP income before income tax expense	57,944	84,131	12,575
GAAP income tax expense	(15,475)	(12,103)	(1,809)
Tax impact of share-based compensation expense and loss from foreign currency translation	2	(4)	(1)

Non-GAAP income tax expense	(15,473)	(12,107)	(1,810)

Non-GAAP adjusted net income	42,471	72,024	10,765

Non-GAAP adjusted earnings per share:
Basic	0.77	1.30	0.19
Diluted	0.77	1.26	0.19
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.54	2.59	0.39
Diluted	1.53	2.52	0.38
Weighted average number of common shares outstanding:
Basic	55,262,260	55,531,881	55,531,881
Diluted	55,482,240	57,120,928	57,120,928

	For the Nine Months Ended
	September 30,	September 30,	September 30,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	97,870	210,913	31,525
Add back: Share-based compensation expense	20,806	19,240	2,876
Add back: Loss from foreign currency translation	197	3,836	573

Non-GAAP income before provision for income tax	118,873	233,989	34,974
GAAP income tax expense	(31,739)	(43,199)	(6,457)
Tax impact of share-based compensation expense and loss from foreign currency translation	(1)	(7)	(1)

Non-GAAP income tax expense	(31,740)	(43,206)	(6,458)

Non-GAAP adjusted net income	87,133	190,783	28,516

Non-GAAP adjusted earnings per share:
Basic	1.56	3.45	0.52
Diluted	1.56	3.40	0.51
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	3.13	6.91	1.03
Diluted	3.12	6.79	1.01
Weighted average number of common shares outstanding:
Basic	55,729,039	55,235,509	55,235,509
Diluted	55,847,597	56,165,307	56,165,307

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.6905 on September 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	September 30,	September 30,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	957,407	1,180,393	176,428
Short-term investments	257,310	332,221	49,656
Accounts receivable (net of allowance of RMB2,620 and RMB1,737 as of December 31, 2009 and September 30, 2010, respectively)	17,946	21,589	3,227
Prepayments and other current assets	39,899	83,140	12,426
Deferred tax assets, current	4,982	5,420	810

Total current assets	1,277,544	1,622,763	242,547

Long-term investments	15,912	15,616	2,334
Property and equipment, net	181,943	201,577	30,129
Intangible assets, net	5,301	5,126	766
Other long-term assets	31,531	6,561	981
Deferred tax assets, non-current	285	359	54

Total non-current assets	234,972	229,239	34,264

Total assets	1,512,516	1,852,002	276,811

LIABILITIES
Current liabilities:
Accounts payable	9,896	12,889	1,926
Salary and employee related accrual	28,095	33,496	5,007
Taxes payable	15,696	30,222	4,517
Advance from customers	118,277	174,541	26,088
Other payables and accruals	15,402	39,722	5,937

Total current liabilities	187,366	290,870	43,475

Deferred tax liabilities, non-current	1,011	1,486	222

Total liabilities	188,377	292,356	43,697

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,126,859 and 56,047,557 shares issued and outstanding as of December 31, 2009 and September 30, 2010, respectively)	46	46	7
Additional paid-in capital	902,124	969,776	144,948
Statutory reserves	7,368	7,368	1,101
Other comprehensive income	1,067	1,208	181
Retained earnings	413,534	581,248	86,877

Total shareholders’ equity	1,324,139	1,559,646	233,114

Total liabilities and shareholders’ equity	1,512,516	1,852,002	276,811

Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.6905 on September 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.